NEWS RELEASE 08-31	DEC. 8, 2008

SHALLOW DRILLING DEMONSTRATES HIGH-GRADE NATURE
OF GOLD MINERALIZATION AT SANDMAN GOLD PROJECT

Fronteer Development Group Inc. ("Fronteer" or the "Company") (FRG – TSX/AMEX) is pleased to announce that drilling by Newmont Mining Corp. (“Newmont”) continues to delineate near-surface, high-grade, oxide gold mineralization at the Sandman gold project in Nevada.

Newmont has provided Fronteer with assay results for the first 16 holes drilled in Sandman’s Southeast Pediment deposit. A total of 37 holes were completed at Sandman during the 2008 program. Assays for the remaining 21 holes are pending. Similar to Fronteer’s Long Canyon project, drill results feature consistent, wide intervals of gold mineralization with high-grade zones, including:

  2.58 grams per tonne gold (0.075 ounces per ton) over 26.19 metres, including 25.78 g/t (0.752 oz/ton) over 1.68 metres, in NSM-04;

  2.24 g/t gold (0.065 oz/ton) over 11.68 metres, including 12.08 g/t (0.352 oz/ton) over 1.59 metres, in NSM-08; and

  2.05 g/t (0.060 oz/ton) over 13.57 metres, including 19.96 g/t (0.582 oz/ton) over 0.95 metres, in NSM- 19; along with,

  Silver grades as high as 74.44 g/t (2.17 oz/ton).

Sandman currently includes a group of four closely spaced deposits that are near-surface and potentially amenable to open-pit mining, with ~~r~~esource expansion and exploration upside potential. Sandman is located along trend of the Sleeper gold mine and Goldbanks deposit, along the King River Rift that hosts multiple high-grade vein gold systems. Infrastructure surrounding Fronteer’s Sandman project is excellent. The property is close to Newmont’s Twin Creeks mine, potentially eliminating the need for a stand-alone milling facility and other significant capital expenditures if the project were to proceed to production.

Sandman’s exploration and development program is focused on:

1.	Confirming the character of near surface gold mineralization at Sandman’s Silica Ridge and SE Pediment deposits;

2.	Obtaining bulk metallurgical material for mill grade and heap leach metallurgical tests; and,

3.	Deepening the understanding of the geology and controls on gold mineralization.

Under the terms of the Sandman option and joint-venture agreement, Newmont can earn an initial 51% interest in the project by making a positive production decision by June 2011, spending a minimum of $14 million on exploration and development, making a commitment to fund and construct a mine, and completing a bankable feasibility study.

DRILL RESULTS

Hole ID	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)	Au (oz/t)

NSM-04	17.07	43.26	26.19	17.48	2.58	0.075
Including	37.80	39.48	1.68	74.44	25.78	0.752
NSM-05	25.24	46.49	21.25	15.50	1.83	0.053
Including	28.29	32.26	3.96	21.76	5.12	0.149
And	33.72	34.42	0.70	14.09	4.85	0.141
NSM-06	11.49	29.85	18.35	22.43	1.54	0.045
Including	18.45	18.87	0.43	31.71	24.67	0.720
NSM-07	15.30	37.68	22.38	16.68	1.17	0.034
Including	34.63	36.07	1.43	40.57	10.55	0.308
NSM-08	18.26	29.94	11.68	23.21	2.24	0.065
Including	21.01	22.59	1.59	27.95	12.08	0.352
NSM-09	25.49	42.99	17.50	11.67	1.63	0.047
Including	33.54	34.15	0.61	24.41	12.95	0.378
And	37.50	39.09	1.59	5.69	2.28	0.066
NSM-10	17.04	51.83	34.79	15.96	1.10	0.032
Including	17.04	17.44	0.40	7.41	5.98	0.174
And	24.09	25.21	1.13	10.80	3.24	0.094
And	34.91	35.85	0.95	13.61	3.58	0.104
And	38.90	39.39	0.49	6.41	3.53	0.103
And	42.13	42.99	0.85	16.11	4.21	0.123
NSM-11	36.83	47.29	10.46	10.84	0.52	0.015
NSM-13	19.85	34.42	14.57	9.20	1.47	0.043
Including	19.85	21.31	1.46	8.54	2.89	0.084
And	33.05	34.42	1.37	15.95	5.62	0.164
And	44.27	53.29	9.02	3.00	0.63	0.018
NSM-15	54.85	59.39	4.54	5.45	0.66	0.019
NSM-16	12.20	14.15	1.95	2.31	0.73	0.021
And	24.76	31.55	6.80	11.97	2.03	0.059
Including	28.57	29.24	0.67	6.21	4.16	0.121
And	30.49	31.55	1.07	29.76	5.51	0.161
NSM-18	10.06	13.57	3.51	1.34	2.66	0.078
Including	12.80	13.57	0.76	2.09	7.45	0.217
And	30.18	34.45	4.27	19.28	1.35	0.039
Including	32.26	33.84	1.59	20.11	2.25	0.066
And	40.09	47.35	7.26	5.50	0.85	0.025
Including	41.16	42.07	0.91	5.79	2.49	0.073
NSM-19	20.27	33.84	13.57	9.94	2.05	0.060
Including	21.28	22.56	1.28	17.00	2.38	0.069
And	23.35	24.30	0.95	44.75	19.96	0.582
NSM-20	67.38	73.48	6.10	9.75	0.93	0.027
Including	67.38	68.29	0.91	47.59	2.48	0.072
NSM-24	34.51	38.02	3.51	7.09	0.70	0.020
And	47.07	50.30	3.23	2.52	1.32	0.039
Including	48.78	49.57	0.79	2.81	2.53	0.074
NSM-25	10.03	15.61	5.58	1.32	0.92	0.027
And	20.95	22.10	1.16	4.18	0.99	0.029
And	24.21	25.98	1.77	3.25	0.70	0.020

Note: The true width of the mineralized zones is estimated to be approximately 90% of those stated. Primary composite intervals were calculated using a cut-off of 0.5 g/t Au, and 2.0 g/t Au for the higher grade internal intervals.

Since signing the option deal in June 2008, Newmont has completed 2,800 metres (9,300 feet) of drilling in 37 core holes. Over the next few months, a 2009 drilling program will be determined to cover additional development drilling at Sandman and initiate a series of exploration drill holes which will cover various property wide target areas based on surface mapping, geophysical and soil sampling results.

Sandman, Northumberland and Long Canyon are currently Fronteer’s leading properties among its large portfolio of gold projects in Nevada. For more information on Sandman and Fronteer’s other Nevada projects, visit: http://www.fronteergroup.com/?q=content/nevada

Drill samples and analytical data for the Sandman project are being collected under the supervision of Newmont, Fronteer’s joint venture partner and project operator, using industry standard QAQC protocols. Fronteer’s James Ashton P.E., who is the QP responsible for compiling the data contained in this release, has not verified the data; however, the grades and widths reported here agree well with the Company’s past results on the project and correspondence with the operator has given him no reason to doubt their authenticity. For further details on Sandman, please view the technical report prepared by Mine Development Associates (“MDA”), as of May 31, 2007, on SEDAR at http://www.sedar.com.

LIQUIDITY

Fronteer has no debt and is not invested in any short-term commercial paper or asset-backed securities. Fronteer has approximately C$82 million in cash that is fully liquid and held with a large Canadian commercial bank.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has an extensive portfolio of advanced stage gold projects in Nevada, a 40% interest in three gold and copper-gold projects in western Turkey, and a 42.2% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.